Exhibit 99.4

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NIO Inc. (Continued and to be signed on the reverse side) 1.1 Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at https://equiniti.com/us/ast-access or supply your email address below or on the reverse side. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to https://equiniti.com/us/ast-access and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to https://equiniti.com/us/ast-access and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NIO Inc.

June 25, 2024

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 12, 2024.

Please detach along perforated line and mail in the envelope provided.

00033333300000000000 3 062524

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" ALL RESOLUTIONS.
Resolutions presented for consideration by the Annual General Meeting of Shareholders on June 25, 2024
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1(a) As an ordinary resolution: to re-elect Mr. Denny Ting Bun Lee as an independent director of the Company.	☐	☐	☐
1(b) As an ordinary resolution: to re-elect Ms. Yu Long as an independent director of the Company.	☐	☐	☐
1(c) As an ordinary resolution: to re-elect Mr. Yonggang Wen as an independent director of the Company.	☐	☐	☐
2(a) As an ordinary resolution: to re-elect Mr. Eddy Georges Skaf as a non-executive director of the Company.	☐	☐	☐
2(b) As an ordinary resolution: to re-elect Mr. Nicholas Paul Collins as a non-executive director of the Company.	☐	☐	☐
3. As an ordinary resolution: to re-appoint PricewaterhouseCoopers Zhong Tian LLP as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2024.	☐	☐	☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.